Exhibit 99.1

120 Collins Street
Melbourne 3000
Australia
T +61 (0) 3 9283 3333
F +61 (0) 3 9283 3707
Press release
Important update in Rio Tinto bid for Riversdale
6 April 2011
•	Offer price increased to $16.50
•	Offer period automatically extended by two weeks to 20 April 2011
Rio Tinto Jersey Holdings 2010 Limited (RTJ), a wholly-owned subsidiary of the Rio Tinto Group, has obtained an interest in 49.49 per cent of all the shares of Riversdale Mining Limited (Riversdale) as of a short time ago. As a result, RTJ has now increased the Offer price under its takeover Offer (Offer) for Riversdale to $16.50 cash per share.
Given the Offer is now unconditional, Riversdale shareholders who have accepted the Offer on or before today’s date will be paid the Offer price of $16.50 per share by 13 April 2011.1 Riversdale shareholders who accept the Offer after today’s date will be paid the Offer price of $16.50 within five business days of that acceptance being received.
Also, in accordance with section 624(2) of the Corporations Act (as modified), the Offer period has been automatically extended for a period of 14 days as a result of the Offer price increase, so that it will now end at 7.00pm (Sydney time) on Wednesday, 20 April 2011 (unless further extended).
The Handling Fee described in RTJ’s Third Supplementary Bidder’s Statement will apply throughout the extended Offer period. RTJ may extend the period during which the Handling Fee will apply by further announcement released to the Australian Securities Exchange.
RTJ urges all Riversdale shareholders who have not yet accepted this unanimously recommended and unconditional Offer to do so as soon as possible.
Enclosed with this announcement are the following documents:
•	a notice under section 650D of the Corporations Act regarding the increase in the Offer price;

•	a notice under section 624(2) of the Corporations Act regarding the automatic extension to the Offer period; and

•	a letter to Riversdale shareholders.
The Offer period will close at 7.00pm (Sydney, Australia time) on 20 April 2011, unless extended.2

[1]	Those Riversdale shareholders who have previously been paid $16.00 per share for their acceptance of the Offer will receive the extra $0.50 per share by 13 April 2011.

[2]	Under section 624(2) of the Corporations Act (as modified), if in the last 7 days of the Offer period RTJ’s voting power in Riversdale increases to more than 50 per cent, there will be an automatic extension of the Offer period, so that it ends 14 days after RTJ’s voting power exceeding 50 per cent.
Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
For further information, please contact:

Media Relations, Australia / Asia	Investor Relations, Australia
David Luff	Dave Skinner
Office: +61 (0) 3 9283 3620	Office: +61 (0) 3 9283 3628
Mobile: +61 (0) 0419 850 205	Mobile: +61 (0) 408 335 309
Karen Halbert	Simon Ellinor
Office: +61 (0) 3 9283 3627	Office: +61 (0) 7 3361 4365
Mobile: +61 (0) 412 119 389	Mobile: +61 (0) 439 102 811
Bruce Tobin	Christopher Maitland
Office: +61 (0) 3 9283 3612	Office: +61 (0) 3 9283 3063
Mobile: +61 (0) 419 103 454	Mobile: +61 (0) 459 800 131

Media Relations, EMEA / Americas	Investor Relations, London
Illtud Harri	Mark Shannon
Office: +44 (0) 20 7781 1152	Office: +44 (0) 20 7781 1178
Mobile: +44 (0)7920 503 600	Mobile: +44 (0) 7917 576597
Tony Shaffer	David Ovington
Office: +44 (0) 20 7781 1138	Office: +44 (0) 20 7781 2051
Mobile: +44 (0) 7920 041 003	Mobile: +44 (0) 7920 010 978
Christina Mills
Office: +44 (0) 20 7781 1154
Mobile: +44 (0) 7825 275 605

Media Relations, Canada	Investor Relations, North America
Bryan Tucker	Jason Combes
Office: +1 (0) 514 848 8151	Office: +1 (0) 801 204 2919
Mobile: +1 (0) 514 825 8319	Mobile: +1 (0) 801 558 2645

Website:	www.riotinto.com
Email:	media.enquiries@riotinto.com enquiries.mediaaustralia@riotinto.com
Twitter:	Follow @riotinto on Twitter
High resolution photographs and media pack available at: www.riotinto.com/media